

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, NE
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

July 12, 2007

Mr. James W. Zimbler
Interim President
Triton Petroleum Group, Inc.
c/o Alpha Corporate Advisors, LLC
68 South Service Road, Suite 100
Melville, NY 11747

> **Re:** **Triton Petroleum Group, Inc.**
> **Form 10-KSB for Fiscal Year Ended December 31, 2004**
> **Filed April 1, 2005**
> **Form 10-KSB for Fiscal Year Ended December 31, 2005**
> **Filed June 30, 2006**
> **File No. 000-49950**

Dear Mr.Zimbler:

We have completed our review of your Forms 10-KSB and related filings and do not, at this time, have any further comments.

Sincerely,

Jill S. Davis
Branch Chief